U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

March 31, 2008

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for BUFFALO FUNDS (the “Trust”)
File Nos.: 333-56018 and 811-10303

To whom it may concern:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed reorganization of five registrants: Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo USA Global Fund, Inc. into comparable new series of the Trust.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.  If you have any questions or comments, please do not hesitate to contact the undersigned at (414) 765-5384.

BUFFALO FUNDS

/s/ Rachel A. Spearo

Rachel A. Spearo
Secretary